Investing In Chesapeake

March 2005



Disclaimer



This presentation includes forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Changes in the following important factors, among others, could cause Chesapeake's actual results to differ materially from those expressed in the forward-looking statements: competitive products and pricing; production costs (particularly for raw materials such as folding carton and plastics materials); fluctuations in demand; possible recessionary trends in U.S. and global economies; governmental policies and regulations; interest rates; currency translation movements; the ability of the Company to remain in compliance with its debt covenants; and other risks that are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission.

This presentation speaks only as of the date of this presentation and Chesapeake assumes no obligation to update the presentation. Users of the presentation are advised to review public disclosure by Chesapeake subsequent to the date of this presentation.

Non-GAAP Financial Measures

Cash Flow Available for Shareholders and Debt Reduction - To supplement the company's consolidated financial statements presented in accordance with generally accepted accounting principles in the United States ("GAAP"), the company reports "cash flow available for shareholders and debt reduction," defined as net cash provided by operating activities plus net cash provided by (or minus net cash used in) investing activities, which is a non-GAAP measure. The company's management believes this non-GAAP measure enhances the overall understanding of the company's ability to pay-down debt and pay dividends to its shareholders. In addition, this non-GAAP measure is a primary indicator management uses as a basis for planning and forecasting future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for cash flows provided by operating activities determined in accordance with GAAP.

Financial Results Excluding Special Items - To supplement the company's consolidated financial statements presented on a GAAP basis, the company reports income from continuing operations before (1) costs related to the extinguishment of debt and (2) the gain on the settlement of indemnification obligations. The company's management believes this non-GAAP measure provides investors, potential investors, securities analysts and others with useful additional information to evaluate the performance of the business, because it excludes expenses that management believes are not indicative of the operating results of the business. In addition, this non-GAAP measure is used by management to evaluate the operating performance of the company. The presentation of this additional information is not meant to be considered in isolation or as a substitute for income from continuing operations and earnings per share determined in accordance with GAAP.

Chesapeake defines EBITDA as income from continuing operations before interest, income taxes, depreciation, amortization, restructuring charges and gains on sales of businesses. EBITDA is not a measure of performance defined by GAAP and should not be considered in isolation or as a substitute for net income or cash flows from operating activities, which have been prepared in accordance with GAAP. We believe EBITDA provides useful information regarding our ability to service our debt and is used by investors and analysts to evaluate companies within the packaging industry. EBITDA may be adjusted for certain cash and non-cash charges to determine compliance with certain financial covenants under our senior credit facility. EBITDA, as presented, may not be comparable to the calculation of similarly titled measures reported by other companies.

Business and Strategic Overview

Thomas H. Johnson

Chairman & Chief Executive Officer

Chesapeake

Company Overview



NYSE Symbol: CSK

Shares Outstanding: 19.7 million

Market Capitalization: $422 million

Dividend: $.88/share

Share Ownership:

    Insider   6%

    Institutional   72%

    Retail   22%

Top Five Shareholders:

    T. Rowe Price

    Dimension Fund Advisors

    Barrow Hanley

    Barclays Global Investors

    Strong Capital Management



Stock Price Indices: January 2003-March 18, 2005

Investment Highlights

✓ A leading supplier of value-added, specialty paperboard packaging in Europe

✓ A leading supplier of specialty plastic packaging products to niche end-use markets

✓ Focus on higher growth, lower cyclicality end-use markets that require rigorous process & quality control, brand positioning and product differentiation

✓ Existing platform and significant investment in infrastructure provides organic growth opportunities

✓ Expansions into North America and emerging markets may enhance future earnings growth

Chesapeake's Transformation



Chesapeake has transformed itself from a small North American producer of commodity paper products to a leading European supplier of value-added specialty packaging products

1996



- Commodity focused
- Integrated producer with significant capital requirements
- Highly cyclical end-markets
- Primarily North American

2004



- Specialty orientation
- Leading positions in target niche end-use markets
- Non-integrated, value-added converting company
- Reduced cyclicality
- 90% European

1997	1999 – 2000	2001 – 2003	2004
Began divesting North American commodity paper assets	Acquired value-added specialty packaging assets, primarily in Europe where the attractive opportunities existed	Integrated acquisitions, rationalized operations and refined core competencies	A leading specialty paper based and plastic packaging supplier with strong competitive positions in many attractive end-use markets

Chesapeake Today



- **A leading multi-substrate producer of value-added, specialty packaging products**

  - Largest specialty paper-based packaging supplier in Europe

  - A leading provider of specialty plastic packaging to niche end-use markets

- **Successful business model based on several key competitive advantages**

  - Ability to provide innovative, high quality packaging solutions

  - Comprehensive design expertise

  - Pan-European presence with state-of-the-art, strategically located facilities

  - Long-standing, collaborative customer relationships with well-recognized companies

- **Focus on attractive, defensible end-use markets**

  - Pharmaceuticals and healthcare

  - International and branded products

  - Tobacco

  - Specialty chemicals

Company Overview

Sales by Market



Specialty Chemicals 4%

Pharma-Healthcare 35%

Food & Household 23%

Tobacco 13%

25% International & Branded (Spirits, Confectionery & Cosmetics)

Sales by Geography



South Africa 4%

Other 4%

Belgium 6%

Ireland 7%

Germany 11%

United States 2%

France 10%

United Kingdom 56%

2004 Revenues $1.03 Billion

Paperboard Packaging

- European market leader: #1 or #2 in target markets

- Products include: folding cartons, booklets, leaflets, labels, composite tubes, rigid set-up boxes, vacuum-formed packaging

- Sector-focused on key markets:

  - Pharmaceutical & Healthcare

  - International & Branded Products (alcoholic drinks, confectionery, and cosmetics)

  - Tobacco

  - Food & Household



2004 Sales by Market

Food & Household $112
Other $8
Tobacco $132
International & Branded Products $255
Pharma-Healthcare $358

$865 million

Europe's Leading Paper-based Converters

Chesapeake



Sales - $ in millions

Legend: Folding Cartons, Labels and Leaflets

Source: Company estimates based on 2003 sales value of production

Plastic Packaging

- Leadership positions in selected niche markets
  - Barrier containers for invasive fluids
  - PET soft drink bottles in South Africa
  - HDPE milk bottles in Ireland
- Products: HDPE bottles, containers and closures; PET bottles, containers, closures & preforms
- Primary markets: specialty chemicals, beverages, pharmaceutical & healthcare
- Principal customers include: ABI, Syngenta, Macaw, C&C Group, Coca-Cola, Glanbia & Pepsi

2004 Sales by Market



Specialty Chemicals
$42

Food & Beverage
$125

$167 million

Broad Specialty Packaging Portfolio











Innovative, Design Focused Packaging Solutions



Our award winning design teams work with customers to develop innovative solutions for technically demanding or brand focused packaging applications





CHAMPAGNE
G.H. MUMM & Cie
REIMS FRANCE
CORDON ROUGE
CORDON ROUGE

GlaxoWellcome
ADVAIR DISKUS 250/50
FOR ORAL INHALATION ONLY
Rx only
250/50

- Partnered with Allied Domecq's Mumm Champagne brand to develop this briefcase-style gift pack to attract shoppers and travelers on the go
- Achieved lithographic print quality and detailed foil stamping on a polypropylene surface

- New legislative requirements create significant information disclosure challenges for global pharmaceutical customers
- Met the challenge with an innovative in-line produced carton-label-leaflet solution for a global product launch

Long-Standing Relationships with Blue Chip Customers



Chesapeake

Wyeth®
McCain
Allied Domecq
William Grant & Sons, Inc
Nestlé
syngenta
Schering-Plough
gsk GlaxoSmithKline
Coca-Cola
KRAFT
Dow AgroSciences
AstraZeneca INTERNATIONAL
DIAGEO
C&C
Boots
abi
British American Tobacco
Cadbury
The Gillette Company
Altadis Cigares France
PEPSI
UB United Biscuits
STORCK
LVMH Moët Hennessy. Louis Vuitton
Altria
Pfizer
Mars
STIEFEL®
3M
Pernod Ricard
Gallaher Group Plc

14

Extensive Geographic Manufacturing Footprint



Pan-European Manufacturing Presence Enhances Customer Relationships and Sustains Leading Market Positions

End-Use Markets	Sites
Paperboard	
Pharma/Healthcare	22
International & Branded	12
Tobacco	4
Food & Household	3
Plastic	
Food & Beverages	5
Agrochemicals and Other Specialty Chemicals	4
Total	**50**

Note: Map excludes U.S., South Africa and China locations

Pharmaceuticals & Healthcare Market

 **35%**




Attractive Demand Prospects → **Well Positioned to Meet Market Trends**






Key Demand Drivers:

- Increasing use of lifestyle drugs
- Aging population
- Increasing OTC drug sales
- Information disclosure requirements
- Anti-counterfeiting legislation and requirements

Customer Requirements/Needs:

- Comprehensive design services
- Special packaging features
- Reduced delivery times
- Flexibility in order size
- Broader geographic coverage
- Rigorous process and quality standards
- Text integrity

Opportunities:

- European and emerging markets bolt-ons
- North American platform

International & Branded Products Market

 *25%*



Attractive Demand Prospects	→	**Well Positioned to Meet Market Trends**





Key Demand Drivers:

- Increased consumer marketing focus on promotional packaging
- Greater demand for anti-counterfeiting as more products are shipped to developing countries

Customer Requirements/Needs:

- Brand positioning/differentiation in discerning global markets
- Multi-substrate capabilities
- Consistent image/anti-counterfeiting
- Exceptional print/finishing techniques
- Large scale international product launches/re-launches/range-extensions



Opportunities:

- Mainland Europe confectionery expansion

Tobacco Market

 *13%*



| Attractive Demand Prospects |  | Well Positioned to Meet Market Trends |



Key Demand Drivers:

- Good growth projected in developing countries
- Low/negative growth in industrialized countries



Customer Requirements/Needs:

- Supplier rationalization
- Shift from soft to hard pack
- Advertising restrictions lead to point-of-sale differentiation
- Increased government healthcare warnings
- High speed gravure printing, embossing and gold leaf processes



Opportunities:

- Expand in Eastern Europe and Far East

Plastics Markets



Chesapeake

Attractive Demand Prospects	→	**Well Positioned to Meet Market Trends**



Key Demand Drivers:

- Increased soft drink and mineral water consumption

- Barrier containers for agrochemicals and other specialty chemicals

- Substitution of plastic for glass bottles and aluminum cans

Customer Requirements/Needs:

- Lighter weight containers for agrochemicals and other specialty chemicals with superior barrier characteristics

- Innovative designs for plastic beverage bottles



Opportunities:

- Expansion in North America and emerging markets

- Supply-chain synergies with Pharma/Healthcare customers

Growth Plan

- Last three years focused on integrating recent acquisitions and refining business model
- Now ready to leverage existing platform and competencies to pursue growth opportunities through acquisitions, joint ventures and organic growth

Re-Enter North America	Expand European Presence	Emerging Markets
 ◆ Acquire North American assets within existing target markets ◆ Paperboard or plastic substrates	 ◆ Augment current European footprint ◆ Grow organically in existing markets	 ◆ Broaden existing presence in China and select emerging markets

Financial Review

Joel K. Mostrom

Senior Vice President
Chief Financial Officer

Historical Financial Performance for Continuing Operations



Sales



EBITDA



EPS



Other Financial Data

- New $250 million 5-year senior credit facility and €100 million bond in 2004
- Issued 4 million shares of common stock to retire high coupon sub debt in 2004
- Paid dividend for 72 consecutive years; current dividend of $0.88 (yield of approximately 4%)

Note: EBITDA excludes pre-tax restructuring charge of $2.6 million in 2002 and a pre-tax gain of $11.2 million in 2003 for an indemnification settlement

EPS includes $1.8 million restructuring charge in 2002, $7.7 million gain on settlement of environmental indemnity obligations in 2003 & $6.2 million loss on extinguishment of debt in 2004.

Consolidated Balance Sheet



($ in Millions)

	Year End		
	2002	**2003**	**2004**
<u>Assets</u>			
Total Current Assets	$ 288	$ 309	$ 337
Property, Plant & Equipment, Net	376	432	427
Goodwill	584	644	695
Other Assets	105	108	96
Total Assets	$ 1,353	$ 1,493	$ 1,555
<u>Liabilities and Stockholders' Equity</u>			
Total Current Liabilities	$ 205	$ 246	$ 317 [1][2]
Long-term Debt	486	482	365 [2]
Other Long-term Liabilities	185	195	161
Stockholders' Equity	477	570	712
Total Liabilities & Stockholders' Equity	$ 1,353	$ 1,493	$ 1,555

[1] Total current liabilities includes $64 million current portion of long-term debt.
[2] Total debt was increased by $64 million due to the impact of foreign exchange rates from 2002 to 2004.

Capital Structure

($ in Millions)	Year End					
	2002		**2003**		**2004**	
Net Debt[1]	$	476	$	475	$	375
Shareholders' Equity		477		570		712
Total Capital	$	953	$	1,045	$	1,087
Net Debt/Capital		50%		45%		34%

[1] Total debt less cash.

Business Segment Sales







Paperboard

$ in millions
900
800
700
600
500
400
300
$678
$754
$865
2002
2003
2004

Plastics

$ in millions
200
150
100
50
0
$104
$132
$167
2002
2003
2004

Paperboard Business Segment

EBITDA



EDITBA Margin



(1) 2002 Paperboard EBITDA excludes pre-tax restructuring charge of $2.6 million.

Plastics Business Segment

EBITDA



EBITDA Margin



[1] 2004 Plastics EBITDA excludes pre-tax gain on sale of excess land of $5.8 million.

Historical Cash Flow

Chesapeake



Cash flow available for shareholders and debt reduction

$ in millions

- 80
- 60
- 40
- 20
- 0

2002	2003	2004
$39	$43	$73

Capex Focused on Growth and Cost Reductions

Chesapeake

Capital Expenditures



($ in millions)

Year	Total	Plastic	Paperboard
2002	$51	$7	$44
2003	$52	$3	$49
2004	$35	$5	$30

■ Paperboard ■ Plastic

Highlights

- Recent investments to support future growth:
  - Two new German factories - confectionery and tobacco end-use markets
  - Expansion of Scottish International and Branded Factory
  - Extensive computer-to-plate technology
- Balanced combination of growth and maintenance spending

Financial Outlook 2005



- Earnings Per Share $0.90 - 1.20

- Net cash provided by operating $70 - 90 million
      activities

- Capital expenditures $40 - 50 million

Investment Highlights

- ✓ A leading supplier of value-added, specialty paperboard packaging in Europe

- ✓ A leading supplier of specialty plastic packaging products to niche end-use markets

- ✓ Focus on higher growth, lower cyclicality end-use markets that require rigorous process & quality control, brand positioning and product differentiation

- ✓ Existing platform and significant investment in infrastructure provides organic growth opportunities

- ✓ Expansions into North America and emerging markets may enhance future earnings growth

Financial Reconciliations



Reconciliation of EBITDA Before Special Items to EBIT

($ in Millions)

	Year-Ended		
	December 29, 2002	December 28, 2003	January 2 2005
Sales from continuing operations:			
Paperboard Packaging	$678.1	$753.4	$864.7
Plastics Packaging	103.7	132.2	167.0
	$781.8	$885.6	$1,031.7
EBITDA from continuing operations before special items:			
Paperboard Packaging	$101.2	$104.0	$98.8
Plastics Packaging	17.1	22.6	33.5
Corporate Overhead	(11.4)	(15.9)	(15.3)
	$106.9	$110.7	$117.0
Depreciation and amortization:			
Paperboard Packaging	($38.9)	($43.6)	($50.4)
Plastics Packaging	(8.6)	(10.2)	(10.4)
Corporate Overhead	(0.7)	(0.5)	(0.3)
	($48.2)	($54.3)	($61.1)
Income from continuing operations before interest and taxes (EBIT):			
Paperboard Packaging	$62.3	$60.4	$48.4
Plastics Packaging	8.5	12.4	23.1
Corporate Overhead	(12.1)	(16.4)	(15.6)
	$58.7	$56.4	$55.9
Restructuring charges	($2.6)	-	-
Gain on sale of business related to indemnification settlement	-	$11.2	-
Income from continuing operations before interest and taxes (EBIT)	$56.1	$67.6	$55.9
EBITDA Margin:			
Paperboard Packaging	14.9%	13.8%	11.4%
Plastics Packaging	16.5%	17.1%	20.0%
Adjustment for amortization and depreciation:			
Paperboard Packaging	(5.7%)	(5.8%)	(5.8%)
Plastics Packaging	(8.3%)	(7.7%)	(6.2%)
Income from continuing operations before interest and taxes (EBIT) margin:			
Paperboard Packaging	9.2%	8.0%	5.6%
Plastics Packaging	8.2%	9.4%	13.8%

Financial Reconciliations



Reconciliation of Cash Flow Available for Shareholders and Debt Reduction to Net Cash Provided by Operating Activities

($ in Millions)

	Year-Ended		
	December 29, 2002	December 28, 2003	January 2, 2005
Cash flow available for shareholders & debt reduct	$38.7	$43.3	$72.6
Add: Net cash used in investing activities	12.4	36.7	20.5
Net cash provided by operating activities	$51.1	$80.0	$93.1

Reconciliation of EPS Before Special Items to EPS

($ in Millions)

	Year-Ended		
	December 29, 2002	December 28, 2003	January 2, 2005
Income from continuing operations before special items, per diluted share	$0.76	$0.95	$0.94
Add: gain on sale of business after taxes	-	0.50	-
Less: loss on extinguishment of debt after taxes	-	-	(0.33)
Income from continuing operations, per diluted share	$0.76	$1.45	$0.61

Investing In Chesapeake

March 2004

